Contact

www.linkedin.com/in/bryan-clay (LinkedIn)
www.eatthefrogfitness.com (Company)

Top Skills

Public Speaking
Interviews
Sports

Bryan Clay

Co-Founder & Chief Brand Officer at Eat The Frog Fitness | Passionate About Helping Others Invest In Fitness Through Franchising | Olympic Gold & Silver Medalist | 3x World & USA Champion

Issaquah

Summary

For as long as I can remember, fitness has played a major role in my daily life. To me, workout goals, fueling my body, pushing it to it’s healthy limits, and constantly challenging my abilities have always been an enjoyable challenge.

My passion for the fit lifestyle grew so strong that I ended up spending years training for the olympics; ultimately becoming a decathlon Gold Medalist and given the title of “World’s Greatest Athlete” when I won the gold at the 2008 Beijing Olympics. I guess it’s safe to say that I've proudly perfected my craft.

Those long years of practice, training, failures, and wins have led me to where I am today, the Co-Founder & CBO of my own company Eat The Frog Fitness. My extensive knowledge and experience in as a professional athlete, alongside my passion for sharing that insight with others inspired the start of Eat The Frog Fitness.

What is Eat The Frog Fitness?

We offer personalized group training programs that are based on the latest science and back with innovative technology to help our clients reach their health & fitness goals. Eat The Frog Fitness brings forth fully-immersive, 57-minute sessions packed with industry leading equipment, certified coaches, and custom heart rate training.

What is The Future of Eat The Frog Fitness?

The fitness industry is growing at a rapid rate, and Eat The Frog is leading that exact trend.
We currently have 30+ locations open and operating across the USA and are expecting to open more studios in the near future.

Our goal is to make fitness innovative, accessible, holistic, and efficient on all levels through personalized, variable intensity, and time-effective sessions.
We are looking to expand our reach within the US market through bringing onboard new franchisees.

Why Become an Eat The Frog Fitness Franchisee?

We are leading the personalized age of fitness, catering to the needs of the individual with proven technology and science.
We extensively support our zees by offering training, tools, resources, and a supportive network.
You’re entering into a well-established business model, so you’re not starting from scratch.
Fitness is a rapidly growing industry, providing our zees with a scalable opportunity and high potential.

How to Become an Eat The Frog Fitness Franchisee:

If you’re interested in partnerships, sponsorships, appearances, speaking engagements, or if you just want to find out more about my Eat The Frog Fitness, my other companies, or current endeavors feel free to shoot me a message as well.

Experience

Eat The Frog Fitness®
Co-Founder & CBO
2015 - Present (7 years)
Dallas, Texas, United States

Bred Ventures Inc.
Co-Founder & President
2014 - Present (8 years)

Working on some fun technology projects with my co-founder Ed Leonard.

Bryan Clay Inc.
Public Speaker
2004 - Present (18 years)

Available for public speaking, appearances, etc.

Asics, Visa, General Mills (Wheaties), Hawaii Pacific Health, Azusa Pacific Univ., Oakley
2008 Olympic Decathlon Gold Medalist, 2004 Olympic Decathlon Silver Medalist
1998 - Present (24 years)

The Bryan Clay Foundation
CEO
2005 - 2018 (13 years)

www.bryanclay.com

Education

Azusa Pacific University
BA, Social Work · (1998 - 2003)

Castle High School
· (1994 - 1998)